EXHIBIT 12.1

LTC PROPERTIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in Thousands)

(Unaudited)

	Year Ended					Six Months Ended 6/30/2003
	1998	1999	2000	2001	2002
Earnings
Income before minority interests and other	$46,458	$29,504	$29,284	$5,246	$19,447	$10,174
Add: Fixed charges	23,682	22,813	28,165	22,718	22,941	10,840
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—
Less:
Capitalized interest	—	—	—	—	—	—
Minority interest expense in consolidated subsidiaries	(1,415)	(1,018)	(982)	(973)	(1,308)	(647)
Minority interest in pre-tax income of equity investees that have not incurred fixed charges	—	—	—	—	—	—

Total Earnings	68,725	51,299	56,467	26,991	41,080	20,367

Fixed Charges
Interest expense (includes amortization of debt issue costs)	22,267	21,795	27,183	21,745	21,633	10,193
Estimated interest in rental expense	—	—	—	—	—	—
Minority interest expense in consolidated subsidiaries	1,415	1,018	982	973	1,308	647

Total Fixed Charges	23,682	22,813	28,165	22,718	22,941	10,840

Preferred Dividends	$12,896	$15,087	$15,087	$15,077	$15,042	$7,517

Ratio of earnings to fixed charges	2.90x	2.25x	2.00x	1.19x	1.79x	1.88x
Ratio of earnings to fixed charges and preferred dividends	1.88x	1.35x	1.31x	0.71x	1.08x	1.11x